Michael A. Littman
                                 Attorney at Law
                                7609 Ralston Road
                                Arvada, CO 80002
                                 (303) 422-8127
                               Fax (303) 431-1567




                                October 27, 2006



Mr. Greg Belliston
Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

Re:      Life USA, Inc. - File No 0-50294
         14a Proxy Statement

Dear Mr. Belliston:

         In response to the comment letter dated October 25, 2006, the Registrant has amended the Preliminary Proxy Statement as follows:

Comment #1
----------
         Wording on pages 3 and 11 have been corrected.

Comment #2
----------
         On page 8, new wording responsive to your comment has been added in the form of the last paragraph on that page.

         We hope these responses suffice to satisfy your comments. We have attached a marked copy hereto. The Registrant is providing the "Tandy Letter" under separate cover.

         If you have any questions, please let me know.

                                                Sincerely,


                                                /s/ Michael A. Littman
                                                Michael A. Littman